

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 7, 2016

Ms. Cheryl Miller
Executive Vice President and Chief Financial Officer
AutoNation, Inc.
201 SW 1st Avenue
Fort Lauderdale, FL 33301

>   **Re: AutoNation, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2015**
>   **Filed February 11, 2016**
>   **File No. 1-13107**

Dear Ms. Miller:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ James Allegretto
>
>   James Allegretto
>   Senior Assistant Chief Accountant
>   Officer of Consumer Products